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                                             FILING PURSUANT TO RULE 425 OF THE
                                             SECURITIES ACT OF 1933, AS AMENDED

                                             FILER: NORTHROP GRUMMAN CORPORATION

                                             SUBJECT COMPANY: TRW INC. NO 1-2384

                                             FILING: REGISTRATION STATEMENT ON
                                                     FORM S-4 (REGISTRATION NO.
                                                     333-83672)

     The text of the following press release was issued by TRW Inc. on March 4, 2002.

     NORTHROP GRUMMAN FILED A REGISTRATION STATEMENT ON FORM S-4 (FILE NO. 333-83672) AND A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 4, 2002 WITH RESPECT TO ITS OFFER TO EXCHANGE ALL OUTSTANDING SHARES OF TRW CAPITAL STOCK FOR NORTHROP GRUMMAN STOCK. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. TRW SHAREHOLDERS SHOULD READ THESE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS THERETO BEFORE MAKING ANY DECISION REGARDING THE OFFER TO EXCHANGE. COPIES OF SUCH DOCUMENTS MAY BE OBTAINED WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV. OR FROM D.F. KING & CO., INC., THE INFORMATION AGENT FOR THE OFFER TO EXCHANGE, AT 800-755-7520.

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                            ----------------------

TRW BOARD ADVISES SHAREHOLDERS TO TAKE NO ACTION AT THIS TIME IN RESPONSE TO NORTHROP GRUMMAN'S COMMENCEMENT OF EXCHANGE OFFER

CLEVELAND, March 4, 2002 - TRW Inc. (NYSE: TRW) has been advised that Northrop Grumman Corporation (NYSE: NOC) commenced an unsolicited exchange offer. TRW's Board of Directors will review the Northrop Grumman exchange offer in order to determine the appropriate course, which will serve the best interests of TRW's shareholders. Shareholders are urged to take no action at this time and await the recommendation of TRW's directors. The TRW Board will make its recommendation with respect to the Northrop Grumman offer no later than the close of business on March 15, 2002.

TRW provides advanced-technology products and services for the aerospace, systems, and automotive markets.